NPC Acquisition Holdings, LLC NPC International, Inc. 7300 W. 129th Street Overland Park, Kansas 66213

May 8, 2012

VIA EDGAR

Max A. Webb

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	NPC Acquisition Holdings, LLC and NPC International, Inc.

Post-Effective Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-180524)

Filed May 7, 2012

Dear Mr. Webb:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), NPC Acquisition Holdings, LLC and NPC International, Inc. (together, the “Companies”) hereby request acceleration of the effective date of the above-captioned registration statement (the “Registration Statement”), to 3:00 p.m. Eastern Time on Wednesday, May 9, 2012, or as soon as possible thereafter.

In connection with the foregoing request, the Companies hereby acknowledge the following:

•

should the Securities and Exchange Commission (the “Commission”) or staff, acting pursuant to delegated authority, declare the Registration Statement effective, this does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Companies from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Companies may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

Please contact Christopher P. Bennett of Kirkland & Ellis, LLP at (312) 862-2187 with any questions you may have concerning this request. In addition, please notify Mr. Bennett when this request for acceleration has been granted.

NPC ACQUISITION HOLDINGS, LLC

By:	/s/ Troy D. Cook
Name:	Troy D. Cook
Title:	Executive Vice President—Finance
and Chief Financial Officer

NPC INTERNATIONAL, INC.

By:	/s/ Troy D. Cook
Name:	Troy D. Cook
Title:	Executive Vice President—Finance
and Chief Financial Officer

cc:	Christopher P. Bennett

NPC Acquisition Holdings, LLC and NPC International, Inc.—Acceleration Request